FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM ANNOUNCES MANAGEMENT AND BOARD CHANGES AND PROVIDES CORPORATE UPDATE

TORONTO, April 30, 2019 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announces changes to its executive management team, its board of directors and provides an operational update.

Corporate Governance Changes

Niclas Stiernholm, Ph.D., has informed the Board of Directors of his resignation as President & Chief Executive Officer of the Company effective April 29, 2019.  In addition, Dr. Stiernholm has resigned as a director of the Company. The Board of Directors has appointed a committee to lead a search for Trillium's next Chief Executive Officer.

In the interim, the Board of Directors has appointed Robert L. Kirkman, M.D., the current Chairman of the Board, as Executive Chairman. In addition, Bob Uger, Ph.D., the current Chief Scientific Officer of Trillium, will assume the role of interim President.  Dr. Uger has also been appointed to the Board of Directors to fill the vacancy created by Dr. Stiernholm's departure. Dr. Kirkman and Dr. Uger will together lead the Company and are anticipated to continue in their new roles until the appointment of a new CEO.

"The Board of Directors would like to thank Dr. Stiernholm for his seventeen years of service as Chief Executive Officer of Trillium, which included the identification and in-licensing of our anti-CD47 program and the evolution of Trillium as a clinical stage company, among many other accomplishments," said Dr. Kirkman.  "We intend to build upon this legacy as we seek new leadership to advance our lead product, TTI-621, into late stage clinical development."

Corporate Update

Trillium also today provided an update of its development programs and confirmed its expected milestones for the remainder of 2019.

The trial of intratumoral injection of TTI-621 (NCT02890368) continues with additional data expected by year-end 2019.  Trillium believes that the data obtained to date in this trial may support moving this product into trials with registration potential.  The Company intends to seek FDA guidance in mid-2019 on a proposed pivotal trial of intratumoral TTI-621 in patients with cutaneous T-cell lymphoma.

Trillium is also advancing its trials of the intravenous administration of TTI-621, with a goal of dose intensifying beyond the current 0.5 mg/kg, building upon the single-agent and combination activity observed at doses as low as 0.1 and 0.2 mg/kg.  Trillium anticipates enrolling the first patient at these higher doses in the third quarter of 2019.

Trillium is also developing TTI-622, a second anti-CD47 product candidate with potential advantages for combination therapy (NCT03530683).  Preliminary data from this trial are expected in late 2019.

Trillium also announced today the opening of an office in Cambridge, Massachusetts.  The office will house a portion of Trillium's clinical development team and is expected to provide access to an expanded talent pool of drug development professionals as Trillium advances its products into later stage development.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system. Trillium also has a preclinical STING program and a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include, among other things, plans to recruit a new Chief Executive Officer, obtaining additional data on current trials, obtaining regulatory clarity with the FDA on the Company's intratumoral program, the ability to continue dose intensification of TTI-621 and the potential benefits of opening a new office. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things, the effectiveness and timeliness of preclinical and clinical trials, and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Annual Information Form for the year ended December 31, 2018 filed with Canadian securities authorities and available at www.sedar.com and on Form 20-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

Media Relations:

Jessica Tieszen
Canale Communications for Trillium Therapeutics
619-849-5385

jessica@canalecomm.com